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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3  )*

INTERTAN, INC.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

461120 10 7
(CUSIP Number)

Michael S. Katz, 2 American Lane, Greenwich, Connecticut 06836
(203) 861-8489
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 9  Pages
                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   2   of   9   Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Sunrise Partners L.L.C.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               WC, 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
               0

8          SHARED VOTING POWER
               Debentures convertible into 1,496,604 shares

9          SOLE DISPOSITIVE POWER
               0

10         SHARED DISPOSITIVE POWER
               Debentures convertible into 1,496,604 shares

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Debentures convertible into 1,496,604 shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14         TYPE OF REPORTING PERSON*
               00
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.  461120 10 7
Page   3   of    9    Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Dawn General Partner Corp.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               WC, 00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7          SOLE VOTING POWER
               0

8          SHARED VOTING POWER
           Debentures convertible into 1,496,604 shares

9          SOLE DISPOSITIVE POWER
               0

10         SHARED DISPOSITIVE POWER
           Debentures convertible into 1,496,604 shares

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
               Debentures convertible into 1,496,604 shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14         TYPE OF REPORTING PERSON*
               00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   4   of    9     Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Paloma Partners

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               WC, 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7          SOLE VOTING POWER
               0

8          SHARED VOTING POWER
               Debentures convertible into 1,496,604 shares

9          SOLE DISPOSITIVE POWER
               0

10         SHARED DISPOSITIVE POWER
               Debentures convertible into 1,496,604 shares

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
               Debentures convertible into 1,496,604 shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14         TYPE OF REPORTING PERSON*
               00
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.  461120 10 7
Page   5   of   9   Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               S. Donald Sussman

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               WC, 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
               0

8          SHARED VOTING POWER
               Debentures convertible into 1,496,604 shares

9          SOLE DISPOSITIVE POWER
               0

10         SHARED DISPOSITIVE POWER
               Debentures convertible into 1,496,604 shares

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Debentures convertible into 1,496,604 shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14         TYPE OF REPORTING PERSON*
               IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   6   of    9     Pages

           The Schedule 13D initially filed on September 23, 1993 by (i) River Road International, L.P., a Delaware limited partnership ("RRI"),
(ii) River Road Capital Management, a Delaware general partnership, (iii) River Road Partners, a Connecticut general partnership, and (iv) Mr. S. Donald Sussman, relating to the Common Stock, par value $1.00 per share (the "Shares"), of InterTAN, Inc. (the "Company"), is hereby amended as follows:

Item 2.    Identity and Background.
               (a) In October 1994, RRI was merged into Sunrise Partners, L.P., a Delaware limited partnership and the predecessor to Sunrise Partners L.L.C., a Delaware limited liability company ("Sunrise"). Pursuant to the merger, the 9% Convertible Subordinated Debentures due August 30, 2000 (the "Debentures") owned by RRI were transferred to
Sunrise.   The Debentures may be deemed to be beneficially owned by (i)
Sunrise, (ii) Dawn General Partner Corp., a Delaware corporation ("Dawn"),
(iii) Paloma Partners L.L.C., a Delaware limited liability company
("PPC"), and (iv) Mr. Sussman, with respect to the Shares beneficially owned by each of the entities named in (i) through (iii) above.
               The member-managers of Paloma Partners L.L.C. are Dawn and PPC. Mr. Sussman is the sole director, executive officer and stockholder of Dawn. The member-managers of PPC are Mr. Sussman and Sundown Corp., a Delaware corporation ("Sundown"). Mr. Sussman is the sole director, executive officer and stockholder of Sundown.
               (b) The address of the principal business and principal office of Sunrise, Dawn, Paloma Partners L.L.C., PPC and Sundown and the business address of Mr. Sussman is 2 American Lane, Greenwich, Connecticut 06836.
               (c) The principal business of Sunrise is that of a private investment limited liability company engaged in the purchase and sale of securities for investment for its own account. The principal business of Dawn is to serve as member-manager of Sunrise. The principal business of Paloma Partners L.L.C. is that of a private investment limited liability company engaged in the purchase and sale of securities for investment for its own account. The principal business of PPC is to serve as a member-manager of Paloma Partners L.L.C. The principal business of Sundown is to serve as a member-manager of PPC.
               (d) None of Sunrise, Dawn, Paloma Partners L.L.C., PPC or Sundown has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) None of Sunrise, Dawn, Paloma Partners L.L.C., PPC or Sundown has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.    Interest in Securities of the Issuer.
               (a) As of the date hereof, Sunrise owns beneficially $12,605,000 principal amount (Cdn.) of Debentures. The Debentures are convertible into approximately 1,496,604 Shares (118.731 Shares per $1,000 principal amount). Assuming conversion of the Debentures, Sunrise would own approximately 1,496,604 Shares constituting approximately 11.65% of the outstanding Shares (based upon 12,845,901 Shares which would be outstanding upon conversion of the Debentures).
               Sunrise, Dawn, Paloma Partners L.L.C. and Mr. Sussman own no Shares or Debentures directly. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"),
Sunrise, Dawn, Paloma Partners L.L.C. and Mr. Sussman may be deemed to own beneficially all of the Debentures owned by Sunrise and 1,496,604 Shares issuable upon conversion of the Debentures, or approximately 11.65% of the Shares outstanding.

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   7   of    9     Pages

               The percentages used herein are calculated based upon the 11,349,297 Shares issued and outstanding at October 31, 1996 as stated by the Company in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1996 as filed with the Securities and Exchange Commission by the Company on November 14, 1996 (which is the most recent document so filed by the Company).
               (b) Sunrise has the power to vote and to dispose of the Shares beneficially owned by it, which power may be exercised by its member-managers, Dawn and Paloma Partners L.L.C., in the case of Dawn, acting through Mr. Sussman, and in the case of Paloma Partners L.L.C., acting through its member-manager PPC, that acts through Mr. Sussman or Sundown, that, in turn, acts through Mr. Sussman.
               (c) On February 1, 1997, Sunrise made an in-kind distribution to a withdrawing member, that includes $2,212,000 principal amount (Cdn.) of the Debentures. No other transactions in the Debentures or the Shares were effected by any member of the Group during such period.
               (d) No person other than the respective owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of Shares.
Item 7.    Materials to be Filed as Exhibits.
               (a) There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   8   of    9     Pages

                                 SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:     February __, 1997

               Sunrise Partners L.L.C.
               By:   Dawn General Partner Corp.,
                            a member-manager


                     By: __________________________

               By:   Paloma Partners L.L.C.

                     By: Paloma Partners Company L.L.C.,
                            member-manager


                     By: __________________________


                     ____________________________
                     S. Donald Sussman

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   9   of    9     Pages

EXHIBIT 1


                         JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing amendment to
Schedule 13D on behalf of the undersigned and that all subsequent amendments to Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February __, 1997.

                     Sunrise Partners L.L.C.
                     By:    Dawn General Partner Corp.,
                                  a member-manager


                            By: __________________________

                     By:    Paloma Partners L.L.C.

                            By: Paloma Partners Company L.L.C.,
                                  member-manager


                            By: __________________________


                     ____________________________
                     S. Donald Sussman